EXHIBIT 3(i)

The first two sentences of Article 6(A) were amended to read as follows:

“The number of directors which shall constitute the whole Board of Directors of the Corporation shall be five. The Board of Directors shall be divided into three classes with two classes of two directors and one class of one director and the term of office of one class expiring each year.”